Exhibit 12.1

QTS Realty Trust, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)	Nine Months ended September 30,	Year ended December 31,
	2014	2013 (1)		2012 (2)	2011 (2)
Earnings:
Pre-tax income (loss) from continuing operations	$13,337	$3,850		$(9,768)	$(909)
Add: Fixed charges	14,600	23,093		27,680	22,697
Less: Capitalized interest	(4,743)	(4,135)		(2,192)	(2,557)
Total earnings	$23,194	$22,808		$15,720	$19,231

Fixed Charges and Preferred Stock Dividends:
Interest expense (excluding amortization of deferred financing costs)	$7,789	$15,949		$21,769	$16,253
Capitalized interest	4,743	4,135		2,192	2,557
Amortization of deferred financing costs	1,894	2,775		3,370	3,460
Interest factor in rents	174	234		349	427
Fixed Charges	$14,600	$23,093		$27,680	$22,697

Ratio of earnings to combined fixed charges and preferred stock dividends (3)	1.59	-	(4)	- (4)	- (4)

(1)	Due to the timing of the Company's initial public offering, which was completed on October 15, 2013, the financial data presented for the year ended December 31, 2013 reflects financial data for the Company together with the Company's historical predecessor, QualityTech, LP.

(2)	Reflects financial data for the Company's historical predecessor.
(3)	No shares of preferred stock were issued and outstanding for any of the periods presented.
(4)	The shortfall of earnings (loss) to fixed charges for the years ended December 31, 2013, 2012 and 2011 was approximately $0.3 million, $12.0 million and $3.5 million, respectively.